                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             THE COBALT GROUP, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $0.01 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   19074Q 10 3
        ----------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 31, 2000
        -----------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following: [ ]

                                  SCHEDULE 13D

---------------------------------                 ---------------------------
CUSIP No.  19074Q 10 3                                    Page 2 of 8 Pages
---------------------------------                 ---------------------------


----------- ----------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.            I.D. #13-3986317
----------- -----------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                     (b) [ ]

----------- -----------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- -----------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                               [  ]

----------- -----------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ---------------------------------------------
                         7      SOLE VOTING POWER

                                9,582,458

                      --------- ---------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY
OWNED BY EACH         --------- ---------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                9,582,458

                      --------- ---------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- -----------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,582,458

----------- -----------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                     [ ]

----------- -----------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            46.6%

----------- -----------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- -----------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------                 ---------------------------
CUSIP No.  19074Q 10 3                                    Page 3 of 8 Pages
---------------------------------                 ---------------------------



----------- -----------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.               I.D. #13-6358475
----------- -----------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                      (b) [ ]

----------- -----------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- -----------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                               [ ]

----------- -----------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ---------------------------------------------
                         7      SOLE VOTING POWER

                                9,582,458

                      --------- ---------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY
OWNED BY EACH         --------- ---------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                9,582,458

                      --------- ---------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- -----------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            9,582,458

----------- -----------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                     [  ]

----------- -----------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            46.6%

----------- -----------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- -----------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------                 ---------------------------
CUSIP No.  19074Q 10 3                                    Page 4 of 8 Pages
---------------------------------                 ---------------------------


---------- ------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                I.D. #13-3536050
---------- ------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                      (b) [ ]

---------- ------------------------------------------------------------------
    3      SEC USE ONLY

---------- ------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A

---------- ------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                [  ]

---------- ------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------- --------- ---------------------------------------------
                         7      SOLE VOTING POWER

                                9,582,458

                      --------- ---------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY             --------- ---------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     9,582,458

                      --------- ---------------------------------------------
                         10     SHARED DISPOSITIVE POWER


---------- ------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           9,582,458

---------- ------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                              [ ]

---------- ------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           46.6%

---------- ------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO

---------- ------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 to Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities "WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP and WP, the "Reporting Entities"). This Amendment No. 1 to Schedule 13D relates to the Common Stock of The Cobalt Group, Inc., a Washington corporation (the "Company"). Capitalized terms used in this Amendment No. 1 to Schedule 13D but not otherwise defined have the meanings ascribed to them in Schedule 13D filed on July 7, 2000.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended by inserting the following paragraph after the first paragraph thereof:

     WPEP has expended an aggregate of $9,252,597 to purchase the 1,401,873 shares of Common Stock that it has purchased since the filing of Schedule 13D. Such funds were furnished from the working capital of WPEP.

Item 4.  Purpose of Transaction.

     Item 4 is amended by inserting the following two paragraphs after the second paragraph thereof:

     On October 9, 2000 the Company exercised its option under the Securities Purchase Agreement to cause WPEP and the other investors that are party to that agreement to purchase an aggregate of 2,187,289 shares of Common Stock from the Company at $6.8578 per share. WPEP and the other investors had entered into the Securities Purchase Agreement with the Company on June 26, 2000. On October 31, 2000, WPEP and the other investors purchased from the Company the shares that were

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subject to that option, with WPEP purchasing 1,312,373 shares of Common
Stock. In consideration for granting that option to the Company, WPEP and the other investors had received warrants from the Company, exercisable until June 26, 2005, to purchase shares of Common Stock at a purchase price of $6.8578 per share. The warrants granted to WPEP were warrants to purchase 416,390 shares of Common Stock.

     As reported below in Item 5(c), WPEP has also engaged in open market purchases of Common Stock. The Reporting Entities may from time to time acquire additional shares of Common Stock. The Reporting Entities continue to believe that the Company represents an attractive investment, particularly at current market prices.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) through 5(c) are revised and amended in their entirety as follows:

     (a) As of November 1, 2000 WPEP, WP and EMW each beneficially owned 9,582,458 shares of Common Stock. By reason of their respective relationships with WPEP, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which WPEP beneficially owns.

     The 9,582,458 shares of Common Stock represented approximately 46.6% of the outstanding shares of Common Stock, based on the 20,575,862 shares of Common Stock outstanding as of close of business on October 31, 2000, as reported by the Company to the Reporting Entities.

     (b) Each of the Reporting Entities has sole power to dispose or to direct the disposition with respect to the 9,582,458 shares and all shares acquired by WPEP.

   (c) Except for the purchase of shares under the Securities Purchase Agreement described in Item 4 and the open market purchases set forth on
Schedule II, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2000              WARBURG, PINCUS EQUITY
                                      PARTNERS, L.P.

                                      By:   Warburg, Pincus & Co.,
                                            General Partner



                                      By:   /s/ Stephen Distler
                                            ----------------------------------
                                            Stephen Distler
                                            Partner

Dated:  November 1, 2000              WARBURG, PINCUS & CO.



                                      By:   /s/ Stephen Distler
                                            ----------------------------------
                                            Stephen Distler
                                            Partner


Dated:  November 1, 2000              E.M. WARBURG, PINCUS & CO., LLC



                                      By:   /s/ Stephen Distler
                                            ----------------------------------
                                            Stephen Distler
                                            Member

                                                          SCHEDULE II
                                                          -----------

                  OPEN MARKET PURCHASES BY WPEP OF COMMON STOCK
                 ----------------------------------------------

-------------------- -------------------------------- ------------------------
Date of Purchase     Number of Shares Purchased       Price Per Share

-------------------- ------------------------------- -------------------------
October 26, 2000     30,000                           $2.65

-------------------- -------------------------------- ------------------------
October 27, 2000     35,000                           $2.75

-------------------- -------------------------------- ------------------------
October 30, 2000     20,000                           $3.12

-------------------- -------------------------------- ------------------------
November 1, 2000     4,500                            $3.19

-------------------- -------------------------------- ------------------------